FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	Press Release dated on November 8, 2019.

Item 1

Rating Action: Moody's takes rating actions on 11 Indian financial institutions, after change in sovereign outlook

08 Nov 2019

Singapore, November 08, 2019 -- Moody's Investors Service has affirmed the ratings of the 11 Indian financial institutions below.

(1)	Bank of India (BOI),

(2)	Canara Bank (CAN),

(3)	Export-Import Bank of India (EXIM India),

(4)	HDFC Bank Limited,

(5)	Hero Fincorp Limited,

(6)	Housing and Urban Development Corp Ltd (HUDCO),

(7)	Indian Railway Finance Corporation Limited (IRFC),

(8)	Oriental Bank of Commerce (OBC),

(9)	State Bank of India (SBI),

(10)	Syndicate Bank (Syndicate) and

(11)	Union Bank of India (UBI).

At the same time, Moody's has revised the outlook of six financial institutions to negative from stable. The affected financial institutions are EXIM India, HDFC Bank, Hero FinCorp, HUDCO, IRFC, and SBI. The rating outlooks for BOI, CAN, OBC, Syndicate and UBI are maintained at stable.

The rating actions follow the affirmation of India's Baa2 sovereign rating, and the change in the outlook to negative from stable on 07 November 2019. For details, please refer to the press release: https://www.moodys.com/research/Moodys-changes-Indias-outlook-to-negative-from-stable-affirms-Baa2-PR_410439

Separately, Moody's has downgraded the long-term Counterparty Risk Assessment (CR Assessment) and long-term local currency Counterparty Risk Rating (CRR) of HDFC Bank Limited, Bahrain Branch and ICICI Bank Limited, Bahrain Branch to Ba2(cr) from Ba1(cr) and Ba2 from Ba1, to align these ratings with Bahrain's local currency ceilings.

Also for ICICI Bank Bahrain Branch, Moody's has downgraded the long-term foreign currency senior unsecured MTN program rating and subordinate MTN program rating to (P)Ba3 from (P)Ba2, to align these ratings with Bahrain's foreign currency bond ceiling. There are currently no outstanding bonds issued out of the Bahrain branch.

Please click on this link http://www.moodys.com/viewresearchdoc.aspx?docid=PBC_204799 for the List of Affected Credit Ratings. This list is an integral part of this Press Release and identifies each affected issuer.

RATINGS RATIONALE

Please click on this link http://www.moodys.com/viewresearchdoc.aspx?docid=PBC_204799 for the List of Affected Credit Ratings. This list is an integral part of this Press Release and provides, for each of the credit ratings covered, Moody's disclosures on the following items:

Principal Methodologies

AFFIRMATION OF RATINGS AND CHANGE IN OUTLOOK TO NEGATIVE FROM STABLE FOR EXIM India, HDFC Bank, HUDCO, IRFC, and SBI

EXIM India, HUDCO, IRFC, and SBI's final ratings are at the same level as the sovereign rating because of the uplift to their ratings, based on Moody's assumption that these companies will receive government support in times of need. Consequently, if Moody's downgrades the sovereign rating, Moody's will also downgrade these companies' final ratings.

The close links between the four companies and the Government of India is the key reason why Moody's has changed the outlooks for these companies to negative from stable, after doing the same for the sovereign rating.

As for the change in outlook for HDFC Bank, given the strong linkages between a bank's business and the sovereign credit profile, including by way of large direct exposure to government debt and exposure to common underlying operating conditions, the Baseline Credit Assessment (BCA) of a bank is capped at the sovereign rating of the country that it operates in. Consequently, for HDFC Bank, Moody's will downgrade the bank's baa2 BCA, if Moody's downgrades India's Baa2 sovereign rating. This situation in turn would lead to a downgrade of HDFC Bank's final ratings and is the key driver of the change in the bank's ratings outlook to negative from stable.

All the inputs into the ratings, including their standalone credit profiles and government support, remain unchanged. Consequently, Moody's has affirmed all five financial institutions' ratings.

AFFIRMATION OF HERO FINCORP'S RATINGS AND CHANGE IN OUTLOOK TO NEGATIVE

Hero FinCorp's Baa3 issuer rating incorporates a very high probability of support from its parent, Hero MotoCorp Limited (HMCL) which results in a 3 notch uplift as compared to its standalone assessment of ba3.

Moody's has changed the outlook on Hero FinCorp's ratings to negative from stable to reflect Moody's expectation that the slowdown in the Indian economy may negatively impact the financial strength of HMCL and thereby its ability to support Hero FinCorp.

AFFIRMATION OF RATINGS OF BOI, CAN, OBC, Syndicate AND UBI, OUTLOOK MAINTAINED AT STABLE

Moody's expects that BOI, CAN, OBC, Syndicate and UBI will continue to enjoy a very high level of support from the government. Under these support assumptions, even if the sovereign rating is downgraded by one notch to Baa3, the support uplift should be sufficient to keep the final ratings unchanged at Baa3. This situation is the key driver of Moody's affirmation of the five banks' ratings.

Moody's does not have any particular governance concern for all the issuers impacted by today's rating action. Moody's does not apply any corporate behavior adjustment to the banks and views their risk management framework as consistent and commensurate with their risk appetite.

ASSIGNMENT OF FOREIGN CURRENY CRR TO HDFC BANK AND SBI AND THEIR BRANCHES

In the case of HDFC Bank and its Hong Kong branch, Moody's has assigned foreign currency CRR of Baa1/P- 2, which is at the same level as the banks' respective domestic currency CRR, which Moody's has already assigned.

For SBI and its DIFC Branch, Hong Kong Branch, London Branch and Nassau Branch, Moody's has assigned foreign currency CRR of Baa2/P-2, which is at the same level as the banks' respective domestic currency CRR, which Moody's has already assigned.

In assigning the CRR to the banks, Moody's applies its basic Loss Given Failure (LGF) approach, because Moody's sees India as not having an operational resolution regime. Moody's basic LGF analysis positions CRRs in line with the banks' CR Assessments and one notch above their Adjusted BCAs, prior to government support.

RATING ACTION ON HDFC BANK AND ICICI BANK'S BAHRAIN BRANCH

The rating actions on HDFC Bank's Bahrain Branch and ICICI Bank's Bahrain Branch is solely to align their long-term CR Assessment and long-term local currency CRR with Bahrain's local currency ceilings and does not reflect any deterioration in the standalone assessment or the BCA of the banks.

Also, the downgrade of ICICI Bank Bahrain Branch's long-term foreign currency senior unsecured MTN program rating and subordinate MTN program rating is to align these ratings with Bahrain's foreign currency bond ceiling.

For more details, please see Moody's rating action on Bahrain on 03 August 2018: https://www.moodys.com/research/Moodys-downgrades-Bahrains-ratings-to-B2-maintains-negative-outlook--PR_387174 and 17 December 2018: https://www.moodys.com/research/Moodys-changes-outlook-on- Bahrains-rating-to-stable-affirms-B2--PR_392698

Moody's has also assigned a foreign currency CRR of Ba3/NP to HDFC Bank's Bahrain Branch. The foreign currency CRR is capped by Bahrain's foreign currency bond ceiling of Ba3. Moody's has also affirmed HDFC Bank Bahrain Branch's short-term CRA and local currency CRR at NP(cr) and NP respectively.

WITHDRAWAL OF OUTLOOK ON THE ISSUER RATING FOR IRFC

Moody's has withdrawn the outlook on IRFC's foreign currency issuer rating for its own business reasons. Please refer to the Moody's Investors Service's Policy for Withdrawal of Credit Ratings, available on its website, www.moodys.com

WHAT COULD CHANGE THE RATING UP

SBI, HDFC Bank and EXIM India:

Given the negative outlook on the sovereign and bank ratings, SBI, HDFC Bank and EXIM India's ratings are unlikely to be upgraded over the next 12-18 months.

Nevertheless, Moody's could upgrade the BCA of SBI and EXIM India, if these banks demonstrate improvement in their asset quality, supported by recovery in profitability and capital levels, as well as maintaining stable funding and liquidity.

An upgrade of HDFC Bank's BCA is unlikely, because the BCA is already at the same level as the sovereign rating.

BOI, CAN, OBC, Syndicate and UBI:

Given the stable outlook, the ratings of these financial institutions are unlikely to be upgraded over the next 12- 18 months.

Nevertheless, Moody's could upgrade the banks' BCAs if their asset quality improves, supported by the recovery in profitability and capital levels, and if they maintain stable funding and liquidity.

HUDCO and IRFC:

Given the negative outlook, HUDCO's and IRFC's ratings are unlikely to be upgraded over the next 12-18 months.

Nevertheless, Moody's could upgrade HUDCO's BCA, if there is a significant and sustained improvement in its liquidity profile, particularly an increase in excess liquidity on its balance sheet to buffer against potential adverse market conditions.

Hero FinCorp:

Given the negative outlook, Hero FinCorp's ratings are unlikely to be upgraded over the next 12-18 months.

Nevertheless, Moody's could raise Hero FinCorp's standalone assessment if there is (1) a significant and sustained improvement in the company's asset quality, driven by a decline in the formation of new nonperforming loans across different product segments; (2) improved profitability, driven by lower credit costs and increased operating leverage; or (3) an improvement in the company's liquidity, driven by the maintenance of high-quality liquid assets on its balance sheet.

WHAT COULD CHANGE THE RATING DOWN

SBI, HDFC Bank and EXIM India:

Moody's could downgrade the ratings of SBI, HDFC Bank and EXIM India if Moody's downgrades the sovereign rating.

Moody's could downgrade the three banks' BCAs if their financial fundamentals deteriorate significantly.

If all other rating factors are constant, their BCAs would come under pressure, if the banks report significantly increased problem loan ratios or a significant decline in earnings, which leads in turn to weakened capitalization.

Any indication of diminishing government support for the banks could also lead to a downgrade of their ratings.

In the case of HDFC Bank, a downgrade of the sovereign rating will also lead to a downgrade of the bank's BCA, because the BCA is at the same level as the sovereign rating.

CAN, UBI, BOI, OBC and Syndicate:

Moody's could downgrade the BCAs of CAN, UBI, BOI, OBC and Syndicate, if the banks' financial fundamentals deteriorate significantly. If all other rating factors are constant, their BCAs would come under pressure, if the banks report significantly increased problem loan ratios or a significant decline in earnings, which would lead in turn to weakened capitalization.

In the case of UBI and CAN, Moody's could downgrade their BCA and ratings if there is a weakening in their solvency metrics, because of the amalgamation with Corporation Bank and Andhra Bank for UBI, and Syndicate with CAN; scenarios which were announced by the Indian government in August 2019.

Any indication of diminishing government support for the banks could also lead to a downgrade of their ratings. HUDCO and IRFC:

Moody's could downgrade IRFC's ratings if (1) there is a material change in the company's business model such that it significant increases its risk profile, (2) there is a change in the government's supportive stance toward IRFC, or (3) there is a downgrade of the sovereign rating.

For HUDCO, Moody's could downgrade its ratings if Moody's downgrades the company's BCA by more than one notch or downgrades India's sovereign rating. Moody's could downgrade HUDCO's BCA if the entity's share of the government-guaranteed loan book materially reduces from the current levels.

Hero FinCorp:

Moody's could downgrade Hero FinCorp's rating if (1) the company's asset quality or profitability deteriorate, or (2) there is a weakening in Moody's expectation of support from the key shareholder in times of need.

Bank of India is headquartered in Mumbai, and reported total assets of INR6.1 trillion at 30 June 2019. Canara Bank is headquartered in Bangalore, and reported assets of INR7.1 trillion at 30 June 2019.

Export-Import Bank of India is headquartered Mumbai, and reported total assets of INR1.2 trillion at 30 June 2019.

HDFC Bank Limited is headquartered in Mumbai, and reported total assets of INR13.2 trillion at 30 September 2019.

Hero FinCorp Limited is headquartered in New Delhi, and reported total assets of INR200 billion at 31 March 2019.

Housing and Urban Development Corp Ltd is headquartered in New Delhi, and reported total assets of INR700 billion at 30 June 2019.

Indian Railway Finance Corporation Limited is headquartered in New Delhi, and reported total assets of INR1.6 trillion at 31 March 2018.

Oriental Bank of Commerce is headquartered in Delhi, and reported assets of INR2.6 trillion at 30 September 2019.

State Bank of India is headquartered in Mumbai, and reported total assets of INR 39.1 trillion at 30 September 2019.

Syndicate Bank is headquartered in Bangalore, and reported assets of INR3.0 trillion at 30 June 2019. Union Bank of India is headquartered in Mumbai, and reported assets of INR5.0 trillion at 30 June 2019. REGULATORY DISCLOSURES

For ratings issued on a program, series, category/class of debt or security this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series, category/class of debt, security or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

The below contact information is provided for information purposes only. Please see the ratings tab of the issuer page at www.moodys.com, for each of the ratings covered, Moody's disclosures on the lead rating analyst and the Moody's legal entity that has issued the ratings.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Alka Anbarasu

VP - Senior Credit Officer

Financial Institutions Group

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Graeme Knowd

MD - Banking

Financial Institutions Group

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Releasing Office:

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 8, 2019	By:	/s/ Vivek Ranjan
			Name:	Mr. Vivek Ranjan
			Title:	Chief Manager